SECOND AMENDMENT TO SENIOR SECURED

CONVERTIBLE PROMISSORY NOTE

This AMENDMENT TO SENIOR SECURED CONVERTIBLE PROMISSORY NOTE (this “Agreement”) is entered into as of October 1, 2024 (the “Effective Date”), by and between Raadr, Inc., a Nevada corporation (the “Company”), and Leonite Fund I, LP, a Delaware limited partnership (the “Investor” and, together with the Company, the “Parties”). Capitalized terms used but not defined herein shall have the meanings ascribed to them under the Loan Documents (defined below).

WHEREAS, the Borrower and the Investor entered into that certain SENIOR SECURED CONVERTIBLE PROMISSORY NOTE dated July 29, 2021, as amended from time to time thereafter, including the First Amendment, defined below (collectively, the “Note”), issued by the Borrower to the Investor pursuant to the terms of that certain SECURITIES PURCHASE AGREEMENT of even date therewith (the “SPA”), and secured pursuant to that certain SECURITY AND PLEDGE AGREEMENT of even date therewith (the “Security Agreement” and collectively with the Note and the SPA, the “Loan Documents”); and

WHEREAS, the Borrower and the Investor entered into that certain AMENDMENT TO SENIOR SECURED CONVERTIBLE PROMISSORY NOTE, dated May 3, 2024, pursuant to which (i) the balance due under the Note was reduced from $226,444.38 (the “Preadjusted Balance”) to $80,000 (the “Amended Balance”), for a total reduction of the balance due under the Note in the amount of $146,444.38 (the “Amendment Adjustment”), (ii) the Investor agreed to a Leak Out, and (iii) the maturity date of the Note was extended to May 2, 2025 (the “Maturity Date”).

WHEREAS, subject to the terms and conditions set forth herein, the Company and the Investor desire to enter into this Agreement to amend the Note and provide for a leak out with respect to shares of the Company’s common stock issuable upon conversion of the Note (the “Conversion Shares”).

NOW, THEREFORE, in consideration of the rights and benefits that they will each receive in connection with this Agreement, the Parties, intending to be legally bound, agree as follows:

1.Leak-Out Agreement.

(a)Leak Out. Beginning on the Effective Date and continuing until the Maturity Date, (the “Leak-Out Period”), Investor agrees that during the Leak-Out Period the aggregate number of Conversion Shares that Investor shall have the right, but not the obligation, to sell into the public markets (each such transaction, a “Disposition”), on a per-calendar-week basis, shall not exceed the greater of (i) 20,000,000 or (ii) ten percent (10%) of the number of shares of Company common stock that were traded in the public markets during the immediately preceding calendar week (the “Weekly Leak-Out Amount”), as reported by OTC Markets Group, Inc. or any successor entity or by a national securities exchange in the event that, at such time, the Company’s common stock is listed thereof (any such entity of exchange, the “OTCM Successor”).

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(b)Cumulative Disposition. If, during any calendar week within the Leak-Out Period, the cumulative amount of Conversion Shares sold by the Investor during the Leak-Out Period then-to-date is less than the cumulative Weekly Leak-Out Amount during the Leak-Out Period then-to-date, then Investor shall have the right, but not the obligation, to engage in one or more additional Disposition transactions, such that, at the conclusion of such additional Disposition transaction(s), Investor will have engaged in Disposition transactions in an amount that does not exceed the cumulative Weekly Leak-Out Amount during the Leak-Out Period then-to-date.

(c)OTCM Website. For purposes of determining the monthly trading volume of the shares of Company common stock, such volume information shall be derived from data published on the website of OTCM or the website of a relevant OTCM Successor.

(d)Transferee Restrictions. Any transferee of any of the Conversion Shares, other than as permitted in connection with a waiver (as referenced in subparagraph (f) below) or as otherwise permitted pursuant to the terms hereof, shall be subject to all of the terms and conditions of this Agreement and, solely for such purposes, any such transferee shall be included in the definition of Investor.

(e)Company Waiver. Notwithstanding anything to the contrary contained herein, the Company may, in its sole discretion and in good faith, at any time and from time to time, waive any of the conditions or restrictions in its favor contained in this Agreement.

2.Outstanding Balance Adjustments. In the event that (i) the balance due under the Note is not paid in full by the Maturity Date, (ii) any other Event of Default occurs, or (iii) the cumulative net proceeds from Dispositions during the Leak-Out Period is less than the Preadjusted Balance, the following terms shall apply: (a) fees, penalties, and default interest (as described in the Note) shall begin accruing (collectively, the “Default Fees”), (b) the balance due under the Note shall increase in an amount equal to the Amendment Adjustment (defined above) in addition to the aforementioned Default Fees and (c) all remedies described in the Note upon an Event of Default shall be available to the Investor.

3.Closing Conditions.

(a)Conditions to the Investor’s Obligations. The obligation of the Investor hereunder is subject to the fulfillment, to the Investor’s reasonable satisfaction, prior to or at the Closing, of each of the following conditions:

(i)Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects on the date hereof and on and as of the Closing Date as if made on and as of such date.

(ii)No Actions. No action, proceeding, investigation, regulation or legislation shall have been instituted, threatened or proposed before any court, governmental agency or authority or legislative body to enjoin, restrain, prohibit or obtain substantial damages in respect of, this Agreement or the consummation of the transactions contemplated by this Agreement.

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(iii)Proceedings and Documents. All proceedings in connection with the transactions contemplated hereby and all documents and instruments incident to such transactions shall be satisfactory in substance and form to the Investor, and the Investor shall have received all such counterpart originals or certified or other copies of such documents as it may reasonably request.

(b)Conditions to the Company’s Obligations. The obligation of the Company hereunder is subject to the fulfillment, to the Company’s reasonable satisfaction, prior to or at the Closing, of each of the following conditions:

(i)Representations and Warranties. The representations and warranties of the Investor contained in this Agreement shall be true and correct in all material respects on the date hereof and on and as of the Closing Date as if made on and as of such date.

(ii)No Actions. No action, proceeding, investigation, regulation or legislation shall have been instituted, threatened or proposed before any court, governmental agency or authority or legislative body to enjoin, restrain, prohibit, or obtain substantial damages in respect of, this Agreement or the consummation of the transactions contemplated by this Agreement.

(iii)Proceedings and Documents. All proceedings in connection with the transactions contemplated hereby and all documents and instruments incident to such transactions shall be satisfactory in substance and form to the Company and the Company shall have received all such counterpart originals or certified or other copies of such documents as the Company may reasonably request.

4.Representations and Warranties of the Company. The Company hereby represents and warrants to the Investor as of the date hereof as follows:

(a)Organization and Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of Nevada. The Company has all requisite corporate power and authority to own and operate its properties and assets and to carry on its business as presently conducted. The Company is duly qualified and authorized to transact business and is in good standing as a foreign corporation in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business, properties or financial condition.

(b)Corporate Power. The Company has all requisite legal and corporate power and authority to execute and deliver this Agreement and to carry out and perform its obligations under the terms of this Agreement and the transactions contemplated hereby. Authorization. All corporate action on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution, delivery and performance of this Agreement. This Agreement has been duly executed by the Company and constitutes valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to applicable law.

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(c)Capitalization. As of the date of this Agreement, the authorized capital stock of the Company consists of: 15,000,000,000 shares of common stock, , par value $0.001 per share, of which 4,433,149,661 shares are issued and outstanding; and 100,000,000 shares of preferred stock, par value $0.001 per share, (1) 1,000,000 shares of which are designated Series E Preferred Stock and 1,000,000 shares of which are issued and outstanding and (2) 75,000 shares of which are designated Series F Preferred Stock and no shares of which are issued and outstanding. All of the Company’s issued and outstanding shares have been duly authorized, are validly issued, fully paid and non-assessable.

(d)Consents; Waivers. No consent, waiver, approval or authority of any nature, or other formal action, by any Person, not already obtained, is required in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions provided for herein and therein. As used herein, “Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

(e)Absence of Litigation. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company, threatened against or affecting the Company or any of the Company’s officers or directors in their capacities as such.

(f)Validity; Enforcement; No Conflicts. This Agreement has been duly and validly authorized, executed and delivered on behalf of the Company and shall constitute the legal, valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby will not (1) result in a violation of the organizational documents of the Company, (2) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company is a party or by which it is bound, or (3) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities or “blue sky” laws) applicable to the Company, except in the case of clause (2) above, for such conflicts, defaults or rights which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to perform its obligations hereunder.

5.Representations and Warranties of the Investor. Investor hereby represents and warrants as of the date hereof to the Company as follows:

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(a)Corporate Power. Investor has all requisite legal and corporate power and authority to execute and deliver this Agreement, and to carry out and perform its obligations under the terms of this Agreement and the transactions contemplated hereby.

(b)Authorization. All corporate action on the part of Investor, its officers, directors and stockholders necessary for the authorization, execution, delivery and performance of this Agreement and the performance of all of Investor’s obligations hereunder have been taken or will be taken when required as applicable. This Agreement has been duly executed by Investor and constitutes valid and legally binding obligations of Investor, enforceable against Investor in accordance with their respective terms, subject to applicable law.

6.Miscellaneous.

(a)Entire Agreement. This Agreement, together with the schedules and exhibits attached hereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written with respect to such matters.

(b)Notices.

(i)All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (2) personally served, (2) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (3) delivered by reputable air courier service with charges prepaid, or (4) transmitted by hand delivery or e-mail, addressed as set forth below or to such other address as such party shall have specified most recently by written notice.

(ii)Any notice or other communication required or permitted to be given hereunder shall be deemed effective (A) upon hand delivery or delivery by e-mail at the address or e-mail address designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (B) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall occur first. Such notice shall be properly delivered to the address set forth beneath the name of such party below:

If to Investor:

Leonite Fund I, LP

600 East Crescent Ave, Suite 203

Upper Saddle River, NJ 07458

Attention: Avi Geller

E-mail: avi@leonitecap.com

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If to the Company: Raadr, Inc.

7950 E. Redfield Road, Unit 210

Scottsdale, Arizona 85260

Attention: Chief Executive Officer

ir@raadr.com

(c)Amendments; Waivers. No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and the Investor, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought. No waiver with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right.

(d)Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

(e)Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns.

(f)No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

(g)Release. Company, on behalf of themselves and their heirs, executors, administrators, agents, members, managers, directors, shareholders, officers, successors and assigns (all of the foregoing, collectively, the “Company Releasors”), hereby release and forever discharge the Investor (individually and together), its agents, attorneys, successors and assigns (all of the foregoing, collectively, the “Investor Releasees”) from all liabilities, charges, claims, Agreements, causes of action, or suits, of whatever kind or nature, whether accrued, absolute, contingent, liquidated or unliquidated, known or unknown, which the Company Releasors ever had, now have, or hereafter can, shall, or may have against the Investor Releasees for, upon, or by reason of any matter, cause, or thing whatsoever from the beginning of the world to the date of this Agreement arising from, or relating to, the Consolidated Note or the other Loan Documents.

(h)No Duress. The Company represents and acknowledges that it has been provided with a reasonable period of time within which to discuss and review the terms of this Agreement with its counsel before signing it and that it is freely and voluntarily signing this Agreement in exchange for the benefits provided herein. Having acknowledged the foregoing, the Parties agree (i) that they will not contest the validity of this Agreement and the transactions contemplated therein, and (ii) that this Agreement shall be construed without regard to any presumption or other rule requiring construction against the Party causing the drafting thereof.

(i)Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to principles of conflicts of laws.

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Any action brought by either party against the other concerning the interpretation, enforcement and defense of the transactions contemplated by this Agreement (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be brought only in the state and/or federal courts located in Delaware. The parties to this Agreement hereby irrevocably waive any objection to jurisdiction and venue of any action instituted hereunder and shall not assert any defense based on lack of jurisdiction or venue or based upon forum non conveniens. THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTIONS CONTEMPLATED HEREBY. The prevailing party shall be entitled to recover from the other party its reasonable attorney's fees and costs. In the event that any provision of this Agreement or any other agreement delivered in connection herewith is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of any agreement. Each party hereby irrevocably waives personal service of process and consents to process being served in any suit, action or proceeding in connection with this Agreement or any other related documents by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.

(j)Execution. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(k)Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ, an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

(l)Construction. The parties hereto agree that each of them and/or their respective counsel have reviewed and have had an opportunity to revise this Agreement and the schedules attached hereto. This Agreement shall be construed according to its fair meaning and not strictly for or against any party. The word “including” shall be construed to include the words “without limitation.” In this Agreement, unless the context otherwise requires, references to the singular shall include the plural and vice versa.

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[SIGNATURE PAGE TO SECOND AMENDMENT TO PROMISSORY NOTE]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date and year first written above.

COMPANY:	INVESTOR:

RAADR, INC.	Leonite Fund I, LP
By its Manager, Leonite Advisors LLC

By: /s/ Jacob DiMartino	By: /s/ Avi Geller
Jacob DiMartino	Name: Avi Geller
Chief Executive Officer	Title: Manager

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